Interim Report DEPFA BANK plc

DEPFA BANK

Profit before tax by segment 1 January - 31 March

Budget Finance (€ m)


03/2007
03/2006
160
131
0 50 100 150 200 250 300 350 400 450

Infrastructure Finance (€ m)


03/2007
03/2006
12
4
0 50 100 150 200 250 300 350 400 450

Client Product Services (€ m)


03/2007
03/2006
1
19
0 50 100 150 200 250 300 350 400 450

Global Markets (€ m)


03/2007
03/2006
5
40
0 50 100 150 200 250 300 350 400 450

Net income and RoE after tax - Group


€ m
550
500
450
400
350
300
200
100
0
%
40
35
30
25
20
15
10
5
0
32.9
22.7
20.7
17.2
534
475
526
123
2004
2005
2006
03/2007

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P-1, Aa3, C+	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P-1, Aa3, C+	A-1, A+
DEPFA ACS BANK	F1+, AA–	P-1, Aa3, C	A-1+, AA-

Group Figures

	Q1 2007	Q1 2006	Change	
	€ m	€ m	€ m	%
Earnings				
Net interest income	101	107	-6	-5.6%
Net fee and commission income	6	5	1	20.0%
Net trading income	12	62	-50	-80.6%
Gains less losses from financial assets	103	70	33	47.1%
Other operating income	-	-	-	-
Total operating income	**222**	**244**	**-22**	**-9.0%**
Operating expenses	-67	-58	-9	15.5%
of which personnel expenditure	-37	-37	-	-
of which other administrative expenditure	-26	-18	-8	44.4%
of which depreciation and amortisation	-3	-2	-1	50.0%
of which other expenditure	-1	-1	-	
Net operating income before impairment losses	**155**	**186**	**-31**	**-16.7%**
Impairment losses on loans and advances	-	-	-	
Profit before taxation	**155**	**186**	**-31**	**-16.7%**
Taxation	-32	-52	20	-38.5%
Profit for the period	**123**	**134**	**-11**	**-8.2%**
Balance sheet items	**31/03/2007**	**31/12/2006**		
Financing Volume	221,671	218,927	2,744	1.3%
of which drawn	195,828	194,586	1,242	0.6%
of which undrawn	25,843	24,341	1,502	6.2%
Outstanding securities	107,105	108,829	-1,724	-1.6%
Shareholders' capital	2,933	2,777	156	5.6%
Total assets	229,471	222,945	6,526	2.9%
Key ratios	**Q1 2007**	**Q1 2006**		
Cost/Income ratio	30.2%	23.8%		
Earnings per share	0.36	0.39	-0.3	-7.7%
RoE after Taxes	17.2%	22.6%		

Content

Letter to Shareholders

Dear shareholders,

DEPFA BANK had a solid start into the year 2007. In the first quarter both our Infrastructure Finance and Budget Finance segments continued their strong performance. We continued to build up our client franchise and the Global Markets segment is under way to a more diversified trading platform.

The net income result totalled € 123 million (-8% compared to the comparable quarter in 2006). The operating performance remained sound in the light of an accelerated level of investment in client activities; the combined pre-tax result of the Budget Finance, Infrastructure Finance and CPS segments was up 12% y-o-y to € 173 million. However, the much lower contribution from Global Markets activity, due in particular to changes in the interest rate environment, has depressed earnings in the first quarter. We are confident that we are on track in our plans to create a dynamic earnings base from the client activities but adequate time must be allowed for factors such as consistently rising gains in competitiveness and the healthy transaction pipeline in client derivatives to feed through fully into the results.

Net interest income amounted to € 101 million. Net interest income from our lending business in Budget Finance was up 3% y-o-y. Carry income from Global Markets activity has been negative due to the less favourable interest rate environment. The level of new business commitments in Budget Finance and Infrastructure Finance remained robust in the first quarter at € 14 billion, slightly higher than the same period in 2006. While business activity continues to be dynamic in infrastructure-related public financing, in particular in the US market for PPP, we have continued to maintain a disciplined stance with regard to new direct lending to public sector authorities and only taken on assets that meet our high standards for pricing and asset quality.

Net fee and commission income was slightly higher at € 6 million (+20% y-o-y) and mainly comprises income from the US liquidity facilities that are providing a very stable and growing source of revenue.

Net trading income amounted to € 12 million, down from € 62 million compared to the first quarter 2006, which included particularly large IFU related transactions. Client derivative and Global Markets activity started slowly into the year picking up only towards the end of the reporting period. We expect subsequent quarters to reflect the healthy pipeline of transactions in the CPS area.

Gains from sale of assets that mainly comprises the asset management of our fully hedged Budget Finance portfolio grew considerably to € 103 million, a rise of 47% y-o-y. Credit spread movements in a number of regional sovereign debt markets allowed DEPFA to realise substantial gains from asset sales as part of the overall portfolio optimisation within Budget Finance.

Total expenditure rose by 16% y-o-y to € 67 million. This increase is within our projected level for the year and is linked with the investments in increased resources to support growth in client products and regional offices. We are improving our competitiveness and market penetration in our core public finance markets by offering public sector authorities more sophisticated advisory, structured financing solutions and derivatives products on top of more traditional areas such as debt financing. The cost base has absorbed a high intake of new staff from

the previous year of 100 employees and a further 36 employees were added to the staff levels in the first quarter. The new hires continue to be evenly spread between client front office and support functions including risk management, to ensure revenue growth is properly supported by proper controls within an expanded organisation. The cost income ratio of 30% in the first quarter represents a comfortable operating level for a bank with a stronger client focus.

Profit before taxation of € 155 million was down 17% y-o-y. The income tax charge of € 32 million corresponded to an effective tax rate of 21%, in line with the level for the whole of 2006. The relatively high income tax expense in the first quarter of the previous year meant that the fall at the net profit level was much less pronounced (-8%).

In March we signed an agreement to acquire the Municipal Capital Markets business of First Albany Inc., which is expected to be integrated into the company in the third quarter. This acquisition will give a further boost to our expansion plans in the US which has already firmly established itself as our fastest growing regional market.

On 15 January Angus Cameron became DEPFA's new Chief Financial Officer, joining from Bank of New York Europe. He took over from Reinhard Grzesik who stepped down after 10 successful years with the Group.

Effective 14 May, Cyril Dunne will become a member of the Executive Committee and will act in the newly created role of a Chief Operating Officer (COO). Cyril Dunne joins DEPFA from Bank of Ireland where he was Group Transformation Director and a member of the Group Executive Committee.

On 1 May, Eric Schuh joined DEPFA as the new Head of Investor Relations. He joins DEPFA from Hannover Rück AG where he held the same position.

We have implemented the following steps to further develop our client franchise: A group of six regional heads responsible for the client facing business was implemented to improve the speed and quality of our client services globally. DEPFA continues to go local in countries where the business opportunities justify the investment. The current office network of DEPFA encompasses 20 offices. Our staff headcount in Infrastructure Finance was increased by 11 to 60 employees in the first quarter to cope with the increased number of projects. We have now established an Infrastructure Equity team and already approved its first equity investment in infrastructure equity. A major focus during the next few months will be the full integration of the operations of First Albany Inc. in the US. The acquisition of the Municipal Capital Markets business of First Albany Inc. is expected to strengthen our US business pipeline even further given the possibilities from working directly with the unit's municipal client base.

We continue to be extremely positive about the business opportunities in the public sector globally. The public sector represents around 40-50% of GDP in most economies and is the world's largest property owner. Budget constraints due to pension payments and other constraints leading to more financing needs and/or monetisation of public sector assets in whatever form and dramatic requirements to either build or maintain infrastructure are global trends favouring financial institutions focusing on this group of clients. It is our vision, as the only listed pure public sector and infrastructure Bank operating globally, to capture a substantial portion of the huge business opportunities in this sector.

Budget Finance

Budget Finance encompasses the Bank's traditional bond and loan financing to public sector authorities, the asset management of the € 183 billion Budget Finance Portfolio and the Group's overall funding activities. Net interest income grew by 3% y-o-y to € 89 million. DEPFA has maintained a steady pipeline of new business totalling approximately € 12 billion, mainly from the US, Italy and Japan, and at the same time preserved a healthy asset/liability margin of 20 basis points. The overall credit quality of our portfolio remained stable at the AA2 level. In the first quarter the US consolidated its position as DEPFA's biggest regional market with a 20% share of the total financing volume. DEPFA continued to extract value from credit spread movements in its public sector portfolio resulting in € 101 million of revenues. This result underlines a continuing trend since the beginning of last year of an improved and more proactive management of DEPFA's portfolio of assets.

During the first quarter DEPFA issued two very successful capital markets transactions in the Euro and US markets, which helped to underline DEPFA's excellent standing with fixed-income investors. One of these transactions, the benchmark size € 500 million Tier 1 hybrid issue helped to improve the Group's Tier 1 ratio to 10.1%. The other transaction was the first ever US$ Covered Bond Long-Bond; this 30-year transaction achieved excellent funding costs, whilst also reinforcing DEPFA's position as a leader in the Covered Bond market – achieving the highest ever order book for an ACS BANK US$ transaction (US$ 1.8 billion) and the highest ever US distribution for any Covered Bond (88%).

The profit before taxes in this segment totalled € 160 million in the first quarter, an increase of 22% y-o-y.

€ m	Q1 2007	Q1 2006	Change	Change %
Net interest income	89	86	3	3
Non-interest revenues	97	69	28	41
Total operating income	**186**	**155**	**31**	**20**
Operating expenses	**-26**	**-24**	**-2**	**8**
Profit before taxation	**160**	**131**	**29**	**22**
Key balance sheet items				
Financing volume (on-balance sheet)	160,121	166,913	-6,792	-4
Financing volume (off-balance sheet)	22,798	21,094	1,704	8
Average equity	1,472	1,326	146	11

Infrastructure Finance

The Infrastructure Finance segment had a strong first quarter with 27 transactions closed, accelerating the high rate of business execution of a strong 2006 where DEPFA closed 60 transactions. Total commitments reached € 10.1 billion (compared to € 3.4 billion at the end of the comparable first quarter in 2006). New transactions range from traditional UK PFI school projects to funding the acquisition of port facilities in North America; from

long-term index-linked funding to UK utilities to refinancing existing road and rail transportation projects in Australia; from financing new water treatment plants in Northern Ireland and Singapore to refinancing operating wind energy projects in Germany and France. The hiring of additional personnel in the Infrastructure Finance team is important to help execute the strong pipeline of existing mandates, and to realise the many potential opportunities in growth markets such as North America into solid additional business. This increase in locally based IFU resources, as well as the Head Office, is an essential part of the Bank's overall growth strategy as significant flows of business in the public finance domain can only be captured if sufficient expertise is available. The pipeline of new business remains very strong with over 300 potential funding and/or advisory transactions at various stages of development. Given our good historic hit rate of approximately 1 in 3 we are confident of maintaining the continued good growth in assets and revenues in this segment. As pipeline transactions reach financial close they will also often provide cross-selling opportunities for the Bank's CPS team, such as interest and inflation rate hedging products.

The profit before taxes in this segment totalled € 12 million in the first quarter, a threefold increase y-o-y.

€ m	Q1 2007	Q1 2006	Change	Change %
Net interest income	16	6	10	167
Non-interest revenues	2	2	-	-
Total operating income	**18**	**8**	**10**	**125**
Operating expenses	**-6**	**-4**	**-2**	**50**
Loan loss provisions	-	-	-	
Profit before taxation	**12**	**4**	**8**	**200**
Key balance sheet items				
Financing volume (on-balance sheet)	7,117	1,986	5,131	258
Financing volume (off-balance sheet)	3,007	1,414	1,593	113
Average equity	415	138	277	201

Client Product Services

The CPS segment relates to the growing range of products and advisory areas that assist our public sector clients. In 2006, the product area that generated the majority of CPS revenue was our client facing derivative business. In the first quarter 2007 the business performed according to plan in terms of transactions closed. However, IFRS accounting rules prevents the upfront recognition of revenue from certain transactions. As a result, this has led to a steadily rising reserve of unrecognised profits which will be recognised in future reporting periods in accordance with the requirements of IFRS. Management remains optimistic that the derivatives business will continue to perform in line with our projections. In addition to the derivative business, CPS is making good progress in its GIC business (with a balance outstanding in excess of US$ 2 billion and growing) and Securitisation/Structured Finance which has increased the total asset volume to € 10 billion at the end of the first quarter. These activities started to generate discernible growth in net interest income for the CPS segment. In addition DEPFA has seen a pick up in activity towards the end of the first quarter.

The profit before taxes totalled € 1 million in the first quarter.

€ m	Q1 2007	Q1 2006	Change	Change %
Net interest income	3	-2	5	
Non-interest revenues	6	27	-21	-78
Total operating income	**9**	**25**	**-16**	**-64**
Operating expenses	**-8**	**-6**	**-2**	**33**
Profit before taxation	**1**	**19**	**-18**	**-95**
Key balance sheet items				
Financing volume (on-balance sheet)	10,131	-	10,131	
Financing volume (off-balance sheet)	-	-	-	
Average equity	88	22	66	300

Global Markets

The Global Markets segment represents the Bank's trading activities. The narrowing of the gap between short and long term interest rates has led to much reduced scope for earnings from carry based trades and yield curve positioning. In the light of this trend the Bank has given priority to cutting back its interest rate exposure and closing open positions. Traditional trading activities, which are now the main earnings source of this segment, have performed below expectation so far in 2007, as shown in the non-interest revenues total of € 10 million. DEPFA has strategically reorganised the trading activities. The establishment of additional small scale trading desks, each operating within moderate stop/loss and VaR limits is expected to provide greater diversification and consistency to the overall result and help complete a successful shift away from pure interest rate positioning. However this will take some time before a visible shift in the earnings pattern can be achieved.

The profit before taxes totalled € 5 million in the first quarter.

€ m	Q1 2007	Q1 2006	Change	Change %
Net interest income	-1	22	-23	
Non-interest revenues	10	26	-16	-62
Total operating income	**9**	**48**	**-39**	**-81**
Operating expenses	**-4**	**-8**	**4**	**-50**
Profit before taxation	**5**	**40**	**-35**	**-88**
Key balance sheet items				
Financing volume (on-balance sheet)	14,284	11,248	3,036	27
Financing volume (off-balance sheet)	38	-	38	
Average equity	587	768	-181	-24

Corporate Centre

The Corporate Centre consists of various cost and revenue items that due to their special nature and support characteristics cannot be allocated to the segments. Total operating income went down to € 0 million, due to reduced volatility from the valuation of hedging derivatives that do not qualify for IAS39 hedge accounting. Operating expenses rose by € 7 million y-o-y, due partly to the strengthening of certain central administrative support areas. In addition, project costs associated with the setting up of new offices, including São Paolo, Milan and Mumbai have had a noticeable impact on the result of the segment.

The segment recorded a negative result of - € 23 million in the first quarter.

€ m	Q1 2007	Q1 2006	Change	Change %
Net interest income	-6	-5	-1	20
Non-interest revenues	6	13	-7	-54
Total operating income	**-**	**8**	**-8**	**-100**
Operating expenses	**-23**	**-16**	**-7**	**44**
Profit before taxation	**-23**	**-8**	**-15**	**188**
Key balance sheet items				
Financing volume (on-balance sheet)	4,175	5,252	-1,077	-21
Financing volume (off-balance sheet)	-	-	-	
Average equity	294	115	179	156

Interim financial information
as at 31 March 2007

Consolidated income statement

	Note	Period ended 31 March 2007 €m	2006 €m
Interest and similar income	1	2,219	2,044
Interest expense and similar charges	1	-2,118	-1,937
Net interest income		**101**	**107**
Fee and commission income	2	9	8
Fee and commission expense	2	-3	-3
Net fee and commission income		**6**	**5**
Net trading income	3	12	62
Gains less losses from financial assets		103	70
Other operating income		-	-
Total operating income		**222**	**244**
Operating expenses	4	-67	-58
Net operating profit before impairment losses		**155**	**186**
Impairment losses on loans and advances		-	-
Profit before taxation		**155**	**186**
Taxation		-32	-52
Profit for the period attributable to the equity holders of the company		**123**	**134**

Earnings per share attributable to the equity holders of the Company (expressed in € per share):

		2007	2006
– basic		0.36	0.39
– diluted		0.36	0.39

Consolidated balance sheet

	Note	31/03/2007 €m	31/12/2006 €m
ASSETS			
Cash and balances with central banks		1,880	1,743
Loans and advances to banks	5	40,538	34,708
Trading securities		1,275	1,311
Derivative financial instruments	6	7,097	6,880
Other financial assets at fair value through profit or loss		2,736	2,075
Loans and advances to customers	7	128,924	125,247
Investment securities – available-for-sale		46,865	50,833
Intangible assets		53	53
Property, plant and equipment		26	26
Deferred taxation		40	39
Other assets		37	30
Total assets		**229,471**	**222,945**
LIABILITIES			
Deposits from banks	9	72,725	63,199
Other deposits		32,006	31,118
Derivative financial instruments and other trading liabilities	6	12,124	12,583
Due to customers	10	8,513	7,904
Debt securities in issue	11	98,123	102,857
Other borrowed funds	12	2,648	2,133
Other liabilities		73	100
Current tax liabilities		113	69
Deferred tax liabilities		150	141
Retirement benefit obligations		63	64
Total liabilities		**226,538**	**220,168**
EQUITY			
Equity attributable to equity holders of the company			
Share capital		106	106
Share premium		1,142	1,142
Retained earnings		1,521	1,402
Other reserves		164	127
Total equity		**2,933**	**2,777**
Total equity and liabilities		**229,471**	**222,945**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Share capital	Share premium	Retained earnings	Other reserves: unrealised gains/ losses on cash flow hedges	Other reserves: unrealised gains/ losses on available for sale securities	Total equity 2007	Total equity 2006
Balance at 1 January	**106**	**1,142**	**1,402**	**2**	**125**	**2,777**	**2,304**
Profit for the period	-	-	123	-	-	123	134
Net change in available for sale investments, net of tax	-	-	-	-	37	37	-6
Net changes in cash flow hedges, net of tax	-	-	-	-	-	-	-
Total recognised profit	-	-	**123**	-	**37**	**160**	**128**
Purchase of own shares	-	-	-9	-	-	-9	-9
Share based payments	-	-	5	-	-	5	10
Balance at 31 March	**106**	**1,142**	**1,521**	**2**	**162**	**2,933**	**2,433**

Consolidated cash flow statement of DEPFA BANK plc

	2007 € m	2006 € m
Cashflow from operating activities	5,735	-2,135
Cashflow from investing activities	-3	-1
Cashflow from financing activities	491	-229
Net increase/(decrease) in cash and cash equivalents	**6,223**	**-2,365**
Cash and cash equivalents as of 1 January	**4,948**	**12,049**
Effect of exchange rate changes on cash and cash equivalents	-10	-20
Cash and cash equivalents as of 31 March	**11,161**	**9,664**

Quarterly performance of DEPFA BANK plc

	2007 €m	2006 €m			
	Q1	Q4	Q3	Q2	Q1
Net interest income	101	107	101	110	107
Net fee and commission income	6	8	7	12	5
Net trading income	12	28	9	41	62
Gains less losses from financial assets	103	70	70	67	70
Other operating income	-	-	-	-	-
Total operating income	**222**	**213**	**187**	**230**	**244**
Operating expenses	-67	-61	-53	-56	-58
of which personnel expenditure	-37	-36	-32	-33	-37
of which other administrative expenditure	-26	-23	-18	-19	-18
of which depreciation and amortisation	-3	-2	-3	-2	-2
of which other expenditure	-1	-	-	-2	-1
Net operating profit before impairment losses	**155**	**152**	**134**	**174**	**186**
Impairment losses on loans and advances	-	-	-	-	-
Profit before taxation	**155**	**152**	**134**	**174**	**186**
Income tax expense	-32	-29	-24	-34	-52
Profit for the period	**123**	**123**	**110**	**140**	**134**
Result from discontinued operations	-	19	-	-	-
Group net income	**123**	**142**	**110**	**140**	**134**

Basis of accounting

The consolidated annual financial statements of DEPFA group are prepared in accordance with International Financial Reportin Standards ('IFRS').

The accounting policies applied in the preparation of the consolidated financial statements in 2006 were also applied for this interim report, including the calculation of the comparative figures.

No new entities have been consolidated in this period.

Notes to the Group balance sheet and income statement

1. Net interest income

	31/03/2007 € m	31/03/2006 € m
Interest income		
Loans and advances	1,578	1,448
Other lending business and money market transactions	192	131
Fixed income securities	449	465
	2,219	**2,044**
Interest expense		
Asset-covered bonds	-862	-851
Other debt securities	-128	-118
Borrowings	-60	-37
Subordinated debt	-33	-28
Other banking transactions	-1,035	-903
	-2,118	**-1,937**

2. Net fee and commission income

	31/03/2007 € m	31/03/2006 € m
Fee and commission income		
Commission income from liquidity facilities	6	5
Other fees	3	3
	9	**8**
Fee and commission expense		
Fees paid	-3	-3
	-3	**-3**

3. Net trading income

	31/03/2007 €m	31/03/2006 €m
Securities and derivatives held for trading	13	63
Foreign exchange transaction gains less losses	-1	-1
	12	**62**

4. Operating expenses

	31/03/2007 €m	31/03/2006 €m
Staff costs	-37	-37
Administrative expenses	-26	-18
Depreciation and amortisation	-3	-2
Other operating expenditure	-1	-1
	-67	**-58**

5. Loans and advances to banks

	31/03/2007 €m	31/12/2006 €m
Public sector loans	23,800	23,669
Term deposits	4,889	2,641
Reverse repurchase agreements	4,150	1,574
Cash collateral	5,165	5,938
Other loans and advances	2,534	886
	40,538	**34,708**

6. Derivatives and other trading liabilities

	31/03/2007 Assets € m	31/03/2007 Liabilities € m	31/12/2006 Assets € m	31/12/2006 Liabilities € m
Derivatives				
Interest rate and currency swaps	6,955	11,109	6,714	11,746
Interest rate futures	1	3	1	5
Interest rate options purchased	2	-	23	3
Interest rate options written	-	12	1	32
Other interest rate derivative contracts	1	-	18	3
Foreign exchange contracts	48	197	66	196
Credit derivatives	90	34	57	10
	7,097	**11,355**	**6,880**	**11,995**
Other trading liabilities				
Short positions	-	769	-	588
	7,097	**12,124**	**6,880**	**12,583**

7. Loans and advances to customers

	31/03/2007 € m	31/12/2006 € m
Public sector and infrastructure loans	127,187	123,417
Term deposits	2	1
Reverse repurchase agreements	116	6
Property loans	1,642	1,846
	128,947	**125,270**
Allowances for losses on loans and advances (note 8)	-23	-23
	128,924	**125,247**

8. Impairment losses on loans and advances

	31/03/2007 € m	31/12/2006 € m
Opening balance	-23	-26
Impairment losses	-	-
Loan transfers	-	3
Closing balance	**-23**	**-23**

The total allowance for losses on loans and advances is made up as follows:

	31/03/2007 € m	31/12/2006 € m
Public sector and infrastructure loans	3	3
Property loans	20	20
	23	**23**

9. Deposits from banks

	31/03/2007 € m	31/12/2006 € m
Term deposits	15,507	13,782
Call deposits	1,133	1,757
Repurchase agreements	45,809	42,477
Other liabilities	10,276	5,183
	72,725	**63,199**

10. Due to customers

	31/03/2007 € m	31/12/2006 € m
Term deposits	5,540	4,728
Call deposits	801	689
Repurchase agreements	18	85
Other liabilities	2,154	2,402
	8,513	**7,904**

11. Debt securities in issue

	31/03/2007 € m	31/12/2006 € m
Public sector covered bonds	88,929	93,440
Other covered bonds	350	392
Other debt securities in issue	8,844	9,025
	98,123	**102,857**

12. Other borrowed funds

	31/03/2007 € m	31/12/2006 € m
Subordinated debt	1,686	1,186
Profit participation certificates	962	947
	2,648	**2,133**

13. Incentive compensation programme

At 31 March 2007, the Trust established to purchase shares under the Group incentive programme held 7,590,039 shares of DEPFA BANK plc at a cost of € 89 million. Compensation cost relating to the programme recognised in the income statement amounted to € 5 million.

14. Segmental reporting

The Group is organised on a worldwide basis into the following main business segments:

Budget Finance
The Budget Finance segment incorporates the traditional public finance lending business of DEPFA in the form of bond and loan financing with public sector authorities. The Group does not take any interest rate risks within this segment. It also includes all of the Group's funding positions which are recharged to other segments at agreed rates. Unhedged public sector loans and bonds are included in Global markets.

Client Product Services
This area of business comprises the provision of various forms of balance sheet financing as well as off-balance sheet products and services to customers. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services.

Global Markets
Global Markets consists of the Group's unhedged loan and bond books and the Group's trading activities.

Infrastructure Finance
Infrastructure Finance relates to financing of infrastructure projects. DEPFA focuses on essential infrastructure i.e. roads, bridges, tunnels and public buildings.

Corporate Centre
This area contains overhead costs, project costs as well as the residual property portfolio of the Deutsche Pfandbriefbank AG and surplus capital.

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments where practical in accordance with their estimated proportionate share of overall activities. Unallocated expenses are retained at the Corporate Centre.

Q1 2007

€ m	Budget Finance	Infrastructure Finance	Client Product Services	Global Markets	Corporate Centre/ Consolida-tion items	Group
Net interest income	89	16	3	-1	-6	101
Non interest revenues	97	2	6	10	6	121
Total revenues	**186**	**18**	**9**	**9**	**-**	**222**
Total expenditure	**-26**	**-6**	**-8**	**-4**	**-23**	**-67**
Impairment losses	-	-	-	-	-	-
Profit before tax	**160**	**12**	**1**	**5**	**-23**	**155**
Taxation						-32
Profit for the period						**123**

Q1 2006

€ m	Budget Finance	Infrastructure Finance	Client Product Services	Global Markets	Corporate Centre/ Consolida-tion items	Group
Net interest income	86	6	-2	22	-5	107
Non interest revenues	69	2	27	26	13	137
Total revenues	**155**	**8**	**25**	**48**	**8**	**244**
Total expenditure	**-24**	**-4**	**-6**	**-8**	**-16**	**-58**
Impairment losses	-	-	-	-	-	-
Profit before tax	**131**	**4**	**19**	**40**	**-8**	**186**
Taxation						-52
Profit for the period						**134**

15. Contingent liabilities and commitments

	31/03/2007 €m	31/12/2006 €m
Contingent liabilities for guarantees and indemnity agreements	20	23

	31/03/2007 €m	31/12/2006 €m
Loan commitments	25,843	24,341

Other details

New commitments

	31/03/2007 €m	31/03/2006 €m
Total new commitments	20,820	14,781

Primary sales of debt securities including loans

	31/03/2007 €m	31/03/2006 €m
Public sector covered bonds	2,424	4,412
Other debt securities	1,311	756
Loans	2,061	325
	5,796	**5,493**

Loans consist of borrowings with a maturity of greater than 1 year.

Average number of employees

	31/03/2007 €m	31/03/2006 €m
Average number of employees	649	515

Regulatory capital and capital adequacy ratios in accordance with BIS

	31/03/2007 €m	31/12/2006 €m
Core capital (Tier I)	3,670	3,156
Supplementary (Tier II)	1,149	1,350
Total regulatory capital	**4,819**	**4,506**

	31/03/2007 €m	31/12/2006 €m
BIS Risk weighted assets (€ m)	36,325	33,351
Core capital ratio (Tier I)	10.1%	9.5%
Total capital ratio (Tier I and Tier II)	13.3%	13.5%

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparisons.



Gerhard Bruckermann (Chairman & CEO)
Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Since 2002 he has been Chairman & CEO of DEPFA BANK plc. He previously held senior positions in the Capital Market Divisions of Deutsche Bank and Westdeutsche Landesbank. The development and expansion of DEPFA's public finance activities are widely credited to Gerhard Bruckermann's initiative and vision.



Dr. Matthias Mosler (Deputy CEO)
Dr. Matthias Mosler joined DEPFA BANK plc on 1st October 2005 as member of the Executive Committee and became Deputy CEO as of 14 February 2006. Furthermore, he is responsible for Client Relationship Management. Between 2000 and 2005 Dr. Mosler worked for Merrill Lynch where he was CEO for Germany and Vice-Chairman of European Equity Capital Markets. He also worked for Goldman Sachs in New York and London as Managing Director in M&A, Corporate Finance and Equity Capital Markets. Dr. Mosler began his career at Deutsche Bank where he held positions in Debt Capital Markets and as assistant to the CEO.



Dr. Reinhard Grzesik (CFO)
Dr. Reinhard Grzesik joined DEPFA Group in 1996 serving as Head of the Corporate Planning Division until 2001. He previously worked in Group Development at Deutsche Bank. As a member of the Executive Committee, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Dr. Grzesik is in charge of Group Operations. He remained with the Company until the Annual General Meeting in April 2007.



Angus Cameron (CFO)
Angus Cameron joined DEPFA BANK plc as new CFO in January 2007. He previously worked for the Bank of New York Europe where he was CFO. Furthermore, Angus Cameron held a number of senior finance roles at Scottish Widows and Barclays Bank. As a member of the Executive Committee he is, as Chief Financial Officer, responsible for all Finance, Accounting and Financial Controls.

Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA BANK plc in October 2004 as Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki. As a member of the Executive Committee Bo Heide-Ottosen is responsible for the Group's Global Treasury, Budget Finance and Global Markets.



Dr. Rolf Hengsteler

Dr. Rolf Hengsteler joined DEPFA Group in 1999 as Chief Operations Officer. Prior to this he worked for more than ten years in various front and back office functions for Citigroup based in Frankfurt. Dr. Hengsteler is a mathematician with a PhD in Business Administration. As a member of the Executive Committee and Chief Risk Officer, he is currently responsible for Risk and IT.



Paul Leatherdale

Paul Leatherdale joined DEPFA Group in September 1999 to set up the Infrastructure Finance team in Dublin with specialist local teams based in most of the Group's offices worldwide. Previously, after completing a business degree, he qualified as a Chartered Accountant and then spent 15 years at Sumitomo Bank in London specialising in Real Estate, Construction and International Project Finance. As a member of the Executive Committee, Paul Leatherdale is responsible for Infrastructure Finance.



Andrew T. Readinger

Andrew Readinger joined DEPFA BANK plc in January 2005 as a member of the Executive Committee. Prior to joining DEPFA Group, he held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley. As a member of the Executive Committee, Andrew Readinger is responsible for Client Product Services and Global Markets.



DEPFA BANK plc

1 Commons Street Dublin 1, Ireland	Phone: Fax:	+353 1 792 2222 +353 1 792 2211
Amsterdam Representative Office World Trade Centre Amsterdam, Zuidplein 58 - Tower H, 6th Floor 1077 XV Amsterdam, The Netherlands	Phone: Fax:	+31 20 794 0340 +31 20 794 0349
Chicago Representative Office 30 North LaSalle Street, Suite 1510 Chicago, IL 60602, USA	Phone: Fax:	+1 312 332 9100 +1 312 332 9192
Copenhagen Representative Office Frederiksgade 7 1265 Copenhagen K, Denmark	Phone: Fax:	+45 33 93 7571 +45 33 93 7579
Frankfurt Representative Office Neue Mainzer Straße 75 60311 Frankfurt, Germany	Phone: Fax:	+49 69 92882 0 +49 69 92882 100
Ludwig-Erhard-Straße 14 65760 Eschborn, Germany	Phone: Fax:	+49 6196 9990 0 +49 6196 9990 1331
London Branch 105 Wigmore Street London W1U 1QY, United Kingdom	Phone: Fax:	+44 20 7290 8400 +44 20 7495 0580
Madrid Representative Office Monte Esquinza, 30, 4th Floor 28010 Madrid, Spain	Phone: Fax:	+34 91 7004 640 +34 91 3100 791
Milan Representative Office Largo Augusto, 7 20122 Milan, Italy	Phone: Fax:	+39 2 7787111 +39 2 778711216
Mumbai Representative Office 204 Ceejay House, Dr. Anne Besant Road - Worli Mumbai 400018, India	Temporary contact: Mobile:	 + 00919867854025
New York Branch 623 Fifth Avenue, 22nd Floor New York, NY 10022, USA	Phone: Fax:	+1 212 796 9200 +1 212 796 9217
Paris Branch 1, Rue Saint-Georges 75009 Paris, France	Phone: Fax:	+33 1 44 94 8270 +33 1 42 66 4698
Rome Branch Via di Torre Argentina, 21 (Palazzo Origo) 00186 Rome, Italy	Phone: Fax:	+39 06 6840 2801 +39 06 6840 2831
San Francisco Representative Office One Market, Steuart Tower, Suite 1125 San Francisco, CA 94105, USA	Phone: Fax:	+1 415 541 7991 +1 415 541 9036
São Paulo Representative Office Av. Brigadeiro Faria Lima, 201, 13th Floor - Suite 131 05426-100 - São Paulo, SP - Brazil	Phone: Fax:	+55 11 3554 7569 +55 11 3816 1631

Tokyo Branch
Atago Green Hills MORI, Tower, 41F, 2-5-1 Atago, Minato-ku
Tokyo 105-6241, Japan
Phone: +81 3 5402 9000
Fax: +81 3 5402 9010

Warsaw Representative Office
Centrum Gieldowe, ul. Książęca 4
00-498 Warsaw, Poland
Phone: +48 22 537 7600
Fax: +48 22 537 7601

DEPFA Deutsche Pfandbriefbank AG

Ludwig-Erhard-Straße 14
65760 Eschborn, Germany
Phone: +49 6196 9990 0
Fax: +49 6196 9990 1331

Frankfurt Branch
Neue Mainzer Straße 75
60311 Frankfurt, Germany
Phone: +49 69 92882 0
Fax: +49 69 92882 100

Rome Branch
Via di Torre Argentina, 21, (Palazzo Origo)
00186 Rome, Italy
Phone: +39 06 6840 2801
Fax: +39 06 6840 2831

DEPFA Investment Bank Ltd

10 Diomidous Street, 3rd Floor
2024 Nicosia, Cyprus
Phone: +357 22 396 300
Fax: +357 22 396 399

Hong Kong Representative Office
1106-7 ICBC Tower, Citibank Plaza, 3 Garden Road
Central, Hong Kong
Phone: +852 2509 9100
Fax: +852 2509 9099

DEPFA ACS BANK

1 Commons Street
Dublin 1, Ireland
Phone: +353 1 792 2222
Fax: +353 1 792 2211

DEPFA Finance N.V.

Herengracht 450
1017 CA Amsterdam, The Netherlands
Phone: +31 20 555 4466
Fax: +31 20 555 4308

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland

Phone: +353 1 792 2222
Fax: +353 1 792 2211
www.depfa.com

END

DEPFA BANK